Exhibit 1.2

BY-LAWS EXECUTIVE BOARD

CORPORATE EXPRESS NV

Adopted by the Executive Board on 26 October 2004

Approved by the Supervisory Board on 10 December 2004

and last amended on 19 June 2007

INTRODUCTION

0.1                                 These By-Laws are established pursuant to article 20.2 of the Company’s articles of association.

0.2                                 These By-Laws are complementary to the provisions regarding the Executive Board and the Executive Board members as contained in applicable legislation and regulations, the articles of association of the Company and the rules pertaining to the relationship between the Supervisory Board and the Executive Board as contained in the By-Laws of the Supervisory Board.

0.3                                 These By-Laws and all annexes thereto are posted on the Company’s website.

0.4                                 The meaning of certain capitalised or uncapitalised terms used in these By-Laws is set forth in the List of Definitions attached as Annex 1.

CHAPTER I

COMPOSITION OF THE EXECUTIVE BOARD; POSITIONS

1.                                      Composition; Division of Tasks

1.1                                 The Executive Board members are appointed by the General Meeting of Shareholders. The Supervisory Board shall nominate one or more candidates for appointment.(1)

1.2                                 Executive Board members shall be appointed for a maximum of four years per term, provided however, that the Company may deviate from this provision in the event the market situation does not allow to fully comply at a certain time, in which case it will disclose that the appointment of an Executive Board member has been made for an indefinite period of time.(2) Notwithstanding the foregoing provision, the Executive Board members already in office on 1 January 2004 have been appointed for an indefinite period of time.

1.3                                 Executive Board members that have been appointed for a fixed term pursuant to clause 1.2 of these By-Laws, shall retire periodically in accordance with a rotation plan to be drawn up by the Supervisory Board in order to avoid, as far as possible, a situation in which many Executive Board members retire at the same time. The rotation plan, once drawn up, shall be made available for public inspection at the offices of the Company and shall be posted on the Company’s website.(3) The Supervisory Board may at any time amend a rotation plan. Amendments to a rotation plan, however, do not permit a sitting Executive Board member to

(1)	Articles of Association, article 18.1.
(2)	Dutch Corporate Governance Code, best practice provision II.1.1.
(3)	See point 40 of the explanatory notes to the Dutch Corporate Governance Code.

remain in office for a longer period than appointed for, or allow that he be asked to retire before his term has expired.

1.4                                 The number of Executive Board members shall be determined by the Supervisory Board after consultation with the CEO, and shall be two as a minimum.

1.5                                 Individual Executive Board members may be charged with specific parts of the managerial tasks, without prejudice to the collective responsibility of the Executive Board. The Executive Board remains collectively responsible for decisions, even if they are prepared by individual Executive Board members. An individual Executive Board member may only exercise such powers as are explicitly attributed or delegated to him provided however, that he may never exercise powers beyond those exercisable by the Executive Board.

1.6                                 The division of tasks within the Executive Board shall be determined (and amended, if necessary) by the Executive Board, subject to the approval of the Supervisory Board. Executive Board members especially charged with particular managerial tasks shall be primarily responsible for the risk control and monitoring of the managerial tasks concerned.

1.7                                 Each Executive Board member must inform the other Executive Board members in a clear and timely manner about the way in which he has used delegated powers and about major developments in the area of his responsibilities.

2.                                      Chief Executive Officer

2.1                                 The Supervisory Board shall appoint one of the Executive Board members as CEO.

2.2                                 Within the Executive Board, the CEO shall be primarily responsible for:

(a)	preparing an agenda and chairing meetings of the Executive Board;

(b)	ensuring that the Executive Board functions and makes decisions in a collective manner;

(c)	determining whether a proposed resolution should be brought to the Executive Board for a vote;

(d)	ensuring that resolutions are in accordance with the Strategic Plan;

(e)	supervising the implementation of passed resolutions and determining if further consultation with the Executive Board on their implementation is required; and

(f)	engaging in ad hoc discussions with Executive Board members regarding their respective tasks.

2.3                                 Within the Executive Board, the CEO, who is the main contact between the Supervisory Board and the Executive Board, shall also be responsible for the following matters regarding the relationship between the Executive Board and the Supervisory Board:

(a)	submitting a proposed agenda and preparing meetings of the Supervisory Board in consultation with the Chairman of the Supervisory Board;

(b)	ensuring that the Supervisory Board is provided with all information necessary for the proper performance of its duties;

(c)	overseeing and ensuring communications of the Executive Board with the Supervisory Board;

(d)	consulting regularly with the Chairman of the Supervisory Board and consulting other Supervisory Board members if deemed necessary or advisable;

(e)	considering requests of Executive Board members to consult with particular Supervisory Board members regarding an area of expertise; and

(f)	participating in meetings with the Audit Committee (upon the invitation of the Audit Committee) and the CNCG Committee.

2.4                                 The CEO shall be assisted in the organisation of the matters set out in clauses 2.2 and 2.3 by the Company Secretary.

3.                                      Chief Financial Officer

3.1                                 The Executive Board shall appoint one of the Executive Board members as CFO, subject to the approval of the Supervisory Board.

3.2                                 Within the Executive Board, the CFO shall be primarily responsible for:

(a)                                 formulating and communicating the Company’s financial strategy;

(b)                                 overseeing and ensuring the integrity of the Company’s accounts;

(c)                                  the financial reporting of the Company; and

(d)                                performing any other related duties as may be prescribed from time to time by the Executive Board.

3.3                                 Within the Executive Board, the CFO shall also be primarily responsible for preparing and taking part in meetings of the Audit Committee (upon the invitation of the Audit Committee) to discuss:

(a)                                  the integrity of the financial statements of the Company (including but not limited to the choice of accounting policies, application and assessments of the effects of new rules, information about the handling of estimated items in the annual accounts and forecasts);(4)

(b)                                 the views of the Executive Board regarding the nomination to the General Meeting of Shareholders for the appointment of the External Auditor, qualifications, independence, approach, fees and proposed audit-scope of the External Auditor

(4)               See Charter of the Audit Committee, clauses 5.2 and 5.3.

(without prejudice to the responsibilities of the Audit Committee in the area of finance, accounting and tax);(5)

(c)	the performance of tasks by the internal audit department of the Company and the External Auditor;(6)

(d)	the financial reporting process;(7)

(e)	the system of internal business controls (including but not limited to the effect of internal risk management and control systems);(8)

(f)	compliance by the Company with legislation and regulations and applicable codes of conduct in the area of finance, accounting and tax;(9)

(g)	compliance by the Company with recommendations of the External Auditor and the Company’s internal audit department;(10)

(h)	the Company’s tax planning;(11)

(i)

disagreements between the Executive Board and the External Auditor or the internal audit department of the Company in connection with the preparation of the financial statements and/or the quality of the internal risk management and control systems of the Company;(12)

(j)

any information that has come to the intention of the Audit Committee, indicating that a fraud or other illegal act has or may have occurred that could have a material effect on the Company’s financial statements.(13)

4.                                  Company Secretary(14)

4.1                                 The Executive Board shall be assisted by the Company Secretary, who shall be appointed and dismissed by the Executive Board, subject to the approval of the Supervisory Board. The Company Secretary may be removed by the Executive Board after approval is obtained from the Supervisory Board.

4.2                                 All Executive Board members shall have access to the advice and services of the Company Secretary.

4.3                                 The Company Secretary shall see to it that correct Executive Board procedures are followed and that the Executive Board acts in accordance with its statutory obligations and its obligations under the Company’s articles of association. The Company Secretary shall assist the CEO in the organisation of the affairs of the Executive Board (the preparing and reporting

(5)               See Charter of the Audit Committee, clause 5.1. See also the Buhrmann Policy regarding External Auditor Independence and Services.

(6)               See Charter of the Audit Committee, clauses 5.1 and 5.5.

(7)               See Charter of the Audit Committee, clause 5.3.

(8)               See Charter of the Audit Committee, clause 5.4.

(9)               See Charter of the Audit Committee, clauses 5.6 and 5.7.

(10)         See Charter of the Audit Committee, clauses 5.1 and 5.5.

(11)         See Charter of the Audit Committee, clause 5.6.

(12)         See Charter of the Audit Committee, clause 5.8.

(13)         See Charter of the Audit Committee, clause 5.9.

(14)         Dutch Corporate Governance Code, best practice provision III.4.3.

of meetings, information etc.). The Company Secretary shall as such also be the secretary of the Executive Board.

4.4                                 The Company Secretary may delegate his duties under these By-Laws, or parts thereof, to a deputy appointed by him in consultation with the CEO.

4.5                                 The Company Secretary shall also perform tasks for the Supervisory Board, as provided for in the By-Laws of the Supervisory Board.

CHAPTER II
DUTIES AND POWERS

5.                                      General Duties and Powers

5.1                                 The Executive Board is responsible to manage the Company, which includes among other things responsibility for determining and achieving the objectives of the Company, the strategy and policies and the development of results and a sound personnel policy. The Executive Board shall be accountable for these matters to the Supervisory Board and the General Meeting of Shareholders.(15) The responsibility for the management of the Company is vested collectively in the Executive Board.

5.2                                 The Executive Board is responsible for compliance with all relevant laws and regulations, for managing the risks attached to the Company’s activities and for financing the Company. The Executive Board reports on these issues at least annually and discusses the internal risk management and control systems as well as the main conclusions of the risk analysis referred to in clause 6.2 (a) with the the Audit Committee and the main conclusions of these discussions will be reported to the Supervisory Board.(16)

5.3                                 When discharging its duties the Executive Board shall act in accordance with the interests of the Company, taking into consideration the interests of the Company’s stakeholders.(17)

5.4                                 The Executive Board shall be responsible for the quality of its performance.

5.5                                 The Executive Board members shall externally express concurring views with respect to important affairs, matters of principle and matters of general interest, without jeopardising the responsibilities of the individual Executive Board members.

5.6                                 The Executive Board is, together with the Supervisory Board, responsible for the corporate governance structure of the Company, compliance with the Dutch Corporate Governance Code and any other applicable legislation and regulations.(18)

(15)         Dutch Corporate Governance Code, Principle II.1.

(16)         Dutch Corporate Governance Code, Principle II.1.

(17)         Dutch Corporate Governance Code, Principle II.1

(18)         Dutch Corporate Governance Code, Principle I.

5.7                                 The Executive Board shall ensure that employees have the possibility of reporting alleged irregularities of a general, operational and financial nature in the Company to the CEO or an official designated by him, without jeopardising their legal position. Alleged irregularities concerning the functioning of Executive Board members are reported to the Chairman of the Supervisory Board. The procedures set forth in this clause 5.7 supplement those whistle- blowing procedures established by the Audit Committee pursuant to clause 14 of the By-Laws of the Supervisory Board and clause 6 of the Audit Committee Charter. The whistleblowers’ policy is posted on the Company’s website.(19)

5.8                                 All transactions between the Company and individuals or legal entities who hold at least 10% of the number of votes to be cast in the Company must be agreed on terms that are customary for arm’s-length transactions in the branch of business in which the Company and its Subsidiaries operate. Decisions to enter into transactions with such persons that are of material significance to the Company and/or to such persons require the approval of the Supervisory Board. Such transactions will be published in the Annual Report, together with a statement that this clause 5.8 has been complied with.(20)

5.9                                 The Executive Board shall perform its activities under the supervision of the Supervisory Board.

6.                                      Strategy and Risks

6.1                                 The Executive Board shall formulate and record the Strategic Plan which includes: (i) the operational and financial objectives of the Company; (ii) the strategy designed to achieve the objectives; and (iii) the parameters to be applied in relation to the strategy. The Strategic Plan and significant amendments thereto must be submitted to the Supervisory Board for approval and shall be summarised in the Annual Report.(21) The Executive Board shall at least once a year inform the Supervisory Board about the main features of the strategy.(22)

6.2                                 The Executive Board shall be responsible for ensuring that the Company has internal risk management and control systems that are suitable for the Company. The Executive Board shall in any event employ as instruments of the internal risk management and control systems(23):

(a)	risk analyses of the operational and financial objectives of the Company;

(b)	a code of conduct, which is posted on the Company’s website;

(c)	guides for the layout of financial reports and the procedures to be followed in drawing up the reports;

(d)	a system of monitoring and reporting; and

(e)	disclosure controls and procedures.(24)

(19)         Dutch Corporate Governance Code, best practice provision II.1.6.

(20)         Dutch Corporate Governance Code, best practice provision III.6.4.

(21)         Dutch Corporate Governance Code, best practice provision II.1.2.

(22)         Section 2:142.2 Dutch Civil Code

(23)         Dutch Corporate Governance Code, best practice provision II.1.3.

(24)         Rules 13a-15 and 15d-15 of the US Exchange Act.

6.3                                 The Executive Board shall report the risks associated with the Strategic Plan to the Supervisory Board following discussions with the Audit Committee. The risks identified with the Strategic Plan shall be described in the Strategic Plan.

6.4                                 The Executive Board shall appoint the Disclosure Committee, consisting of senior officers of the Company, which shall assist the Executive Board with certain tasks set out in clause 6.5 of these By-Laws.

6.5                                 The Executive Board, assisted by the Disclosure Committee, shall at least once a year evaluate the effectiveness of the internal control framework and disclosure controls and procedures of the Company in ensuring, inter alia:

(a)	with reasonable certainty that the assets of the Company have been safeguarded against unauthorised use;

(b)	that the financial administration of the Company is sound, reliable and fairly represents the condition of the Company;

(c)	that financial disclosures are made in a complete, accurate and timely manner; and

(d)

that information required to be disclosed by the Company in the reports that it files or submits to regulatory authorities is recorded, processed, summarised and reported within the required time periods.(25)

Such evaluations shall comply in all respects with those required by Rules 1 3a- 15 and 1 5d- 15 of the US Exchange Act.

Following discussions with the Audit Committee, the Executive Board shall provide the Supervisory Board with a report on the results of such evaluation.

7.                                      Financial Reporting; Annual Accounts and Annual Report

7.1                                 The Executive Board shall be responsible for the quality and completeness of publicly disclosed financial reports.(26) The preparation and publication of the Annual Report, the Annual Accounts, the quarterly and half-yearly figures and ad hoc financial information require careful internal procedures.(27) The Executive Board shall be responsible for designing, establishing and maintaining internal control over financial reporting that ensures that all major financial information is known to the Executive Board, so that the timeliness, completeness, reliability and accuracy of the external financial reporting in accordance with generally accepted accounting principles is assured.(29) For this purpose the Executive Board shall ensure that financial information from business divisions and/or Subsidiaries is reported directly to itself and that the integrity of that information is not compromised.(30)

(25)         Rules 13a-15(e) and 15d-15(e) of the US Exchange Act.

(26)         Dutch Corporate Governance Code, Principle V.1.

(27)         Dutch Corporate Governance Code, best practice provision V.1.1.

(29)         Rules 13a)15(f) and 15d-15(f) of the US Exchange Act.

(30)         Dutch Corporate Governance Code, best practice provision V.1.3.

7.2                                 The Executive Board shall release the Annual Report and the Annual Accounts within five months of the end of the financial year.

7.3                                 The Executive Board shall ensure that the information listed in Annex 2 is included in the Annual Report.

7.4                                 The Executive Board shall declare in the Annual Report that the internal risk management and control systems are adequate and effective and shall provide clear substantiation of this. In the Annual Report, the Executive Board shall report on the operation of the internal risk management and control system during the year under review. In doing so, it shall describe any significant changes in internal controls or other factors that could significantly affect internal controls, including any corrective actions taken with regard to significant deficiencies and material weaknesses and any other major improvements that are planned, and shall confirm that they have been discussed with the Audit Committee and the Supervisory Board.(31)

7.5                                 The Executive Board shall, in the Annual Report, set out the sensitivity of the results of the Company to relevant external factors and variables.(32)

7.6                                 The broad outline of the corporate governance structure of the Company shall be explained in a separate chapter of the Annual Report, partly by reference to the principles mentioned in the Dutch Corporate Governance Code. In this chapter the Company shall indicate to what extent it applies the Dutch Corporate Governance Code and, in the event of non-appliance, why, and to what extent it does not apply it.(33)

7.7                                 The internal audit department shall operate under the responsibility of the Executive Board.(34) The Executive Board shall consult with the Audit Committee and inform the External Auditor with respect to the drawing up the work schedule of the internal audit department. The Executive Board shall ensure that the Audit Committee and the External Auditor take cognisance of the findings of the internal audit department.(35)

8.                                      Relation with the External Auditor

8.1                                 Under the oversight of the Audit Committee, the Executive Board shall ensure that the External Auditor can properly perform his audit work and shall encourage the Company to properly perform and pursue the role and the policy of the Company regarding the External Auditor, as provided for by agreement with the External Auditor, these By-Laws, the By- Laws of the Supervisory Board and the Charter of the Audit Committee.

8.2                                 The Executive Board shall annually, and on an interim basis if necessary, report to the Audit Committee on the development of its relationship with the External Auditor, particularly on his independence (including the desirability of rotating the responsible audit partners of the External Auditor and the desirability of the External Auditor providing both audit services and non-audit services to the Company).(36)

(31)         Dutch Corporate Governance Code, best practice provision II.1.4; Rules 13a-15 and 15d-15 of the US Exchange Act.

(32)         Dutch Corporate Governance Code best practice provision II.1.5.

(33)         Dutch Corporate Governance Code best practice provision I.1.

(34)         Dutch Corporate Governance Code Principle V.3.

(35)         Dutch Corporate Governance Code, best practice provision V.3.1.

(36)         Dutch Corporate Governance Code, best practice provision V.2.2.

8.3                                 At least once every four years, the Audit Committee and the Executive Board shall each conduct a thorough and independent assessment of the functioning of the External Auditor in the various entities and capacities in which the External Auditor acts. The Audit Committee and the Executive Board shall conduct their assessment separately and independently from one another. The main conclusions of this assessment shall be communicated to the General Meeting of Shareholders in connection with the nomination for the appointment of the External Auditor.(37)

9.                                      Relation with the Supervisory Board

In relation to the provision of information and the exercise of duties and powers by the Supervisory Board and its members and Committees, the Executive Board and its members shall act in accordance with the provisions applying to the Executive Board and its members under or pursuant to these By-Laws, the By-Laws of the Supervisory Board, the Charters of the Committees, the Company’s articles of association and the applicable legislation and regulations.

10.                               The Shareholders’ Meeting

10.1                           The Executive Board and the Supervisory Board shall endeavour to provide the General Meeting of Shareholders with all information that it requires for the exercise of its powers.(38)

10.2                           The Executive Board and the Supervisory Board shall endeavour to provide the General Meeting of Shareholders with all requested information, unless this would be contrary to an overriding interest of the Company. If the Executive Board and the Supervisory Board invoke an overriding interest, they shall state the reasons.(39)

10.3                           If a right of approval is granted to the General Meeting of Shareholders by law or under the Company’s articles of association, or the Executive Board or the Supervisory Board requests a delegation of powers, the Executive Board and the Supervisory Board shall inform the General Meeting of Shareholders by means of a shareholders’ circular of all facts and circumstances relevant to the approval, delegation or authorisation to be granted. The shareholders’ circular shall in any event be posted on the Company’s website as of the convening of the General Meeting of Shareholders at which the proposal concerned is discussed, until the meeting has ended.(40) This shareholders’ circular may be in the format of explanatory notes to the agenda of the General Meeting of Shareholders.

10.4                           The Executive Board members shall be present at the General Meeting of Shareholders, unless they are unable to attend for important reasons.

10.5                           The Executive Board and the Supervisory Board shall procure that each substantial change in the corporate governance structure of the Company or in the Company’s compliance with the

(37)         Dutch Corporate Governance Code, best practice provision V.2.3.

(38)         Dutch Corporate Governance Code, Principle IV.3.

(39)         Dutch Corporate Governance Code, best practice provision IV.3.5.

(40)         Dutch Corporate Governance Code, best practice provision IV 3.7.

Dutch Corporate Governance Code is submitted to the General Meeting of Shareholders for discussion under a separate agenda item.(41)

10.6                           The policy of the Company on reserves and on dividends (the level and purpose of the reserves, the amount of the dividend and the type of dividend) and any changes to this policy shall be dealt with and explained as a separate agenda item at the General Meeting of Shareholders.(42)

10.7                           A proposal to distribute a dividend shall be dealt with as a separate agenda item at the General Meeting of Shareholders.(43)

10.8                           The Company shall determine a registration date as referred to in article 42.5 of the Company’s articles of association, for the exercise of the voting rights and the rights attached to meetings.(44)

10.9                           The Executive Board and the Supervisory Board shall ensure compliance with all applicable legislation and regulations with respect to the rights of the General Meeting of Shareholders and the related rights of individual shareholders.

10.10                     If a serious private bid is made for a business unit or a participating interest and the value of the bid exceeds one-third of the amount of the assets according to the Company’s last adopted consolidated balance sheet and such bid is made public, the Executive Board shall, at its earliest convenience, make public its position on the bid and the reasons for this position.(45)

11.                               Relation with Analysts, the Financial Press and Institutional and Other Investors

11.1                          The Executive Board shall see to it that all shareholders and other parties in the financial markets shall be equally and simultaneously informed about matters that may affect the share price. The contacts between the Executive Board on the one hand and press and financial analysts on the other shall be carefully handled and structured and the Company shall not engage in any acts that compromise the independence of analysts in relation to the Company and vice versa.(46)

11.2                          Meetings with and presentations to analysts, presentations to (institutional) investors and press conferences, as far as they regard the results of the Company or other price-sensitive matters, shall be announced in advance on the Company’s website and by means of press releases. Provisions shall be made for all shareholders to follow meetings and presentations regarding all material non-public information in real time, by means of webcasting, telephone lines or by other means. The presentations will be posted on the Company’s website immediately after the meetings. (47)

11.3                           The Company shall not in advance assess, comment on or correct analysts’ reports and valuations other than factually.(48)

(41)	Dutch Corporate Governance Code, best practice provision I.2.
(42)	Dutch Corporate Governance Code, best practice provision IV.1.4.
(43)	Dutch Corporate Governance Code, best practice provision IV.1.5.; Articles of Association, article 36.2 (c).
(44)	Dutch Corporate Governance Code, best practice provision IV.1.7.
(45)	Dutch Corporate Governance Code, best practice provision IV.1.3.
(46)	Dutch Corporate Governance Code, Principle IV.3.
(47)	Dutch Corporate Governance Code, best practice provision IV 3.1. See also Buhrmann Policy Regarding the Disclosure of Company Information, clause 5.
(48)	Dutch Corporate Governance Code, best practice provision IV.3.2.

11.4         The Company shall not pay any fee to any party for the carrying out of research for analysts’ reports or for the production or publication of analysts’ reports on the Company, with the exception of credit rating agencies.(49)

11.5         Analysts’ meetings, presentations to institutional or other investors and direct discussions with those investors shall not take place shortly before the publication of the regular financial information (quarterly, half-yearly or annual reports) (50), or in the period of one month prior to the publication of a prospectus for the issuance of shares in the capital of the Company.

12.           Website

The Executive Board shall post and update all information that the Company is required to publish or deposit pursuant to the applicable provisions of company law or securities law and regulation on a separate part of the Company’s website (i.e. separate from the commercial information of the Company) that is recognisable as such. A list of items that must be placed on the website is attached as Annex 3. It is sufficient for the Company to create a hyperlink to the website of the institutions that (also) publish the relevant information electronically due to statutory provisions or stock exchange regulations.(51)

CHAPTER III
MEETINGS OF THE EXECUTIVE BOARD; DECISION-MAKING

13.           Meetings of the Executive Board

13.1         The Executive Board shall in principle meet once a month, or more often as deemed desirable or required for a proper functioning of the Executive Board by any one or more Executive Board members. Meetings of the Executive Board shall be called by the CEO. Save in urgent cases, to be determined by the CEO, the agenda for the meeting, including any related documentation, shall be sent to all Executive Board members at least two calendar days before the meeting.

13.2         Executive Board meetings are presided over by the CEO. If the CEO is absent, one of the other Executive Board members, designated by a majority of votes cast by the Executive Board members present and represented at the meeting, shall preside over the meeting.

13.3         An Executive Board member may be represented at Executive Board meetings by another Executive Board member holding a proxy in writing. The existence of such proxy must be proved satisfactorily to the CEO or, in his absence, Executive Board members present at the meeting.

(49)	Dutch Corporate Governance Code, best practice provision IV.3.3.
(50)	Dutch Corporate Governance Code, best practice provision IV.3.4. See also Buhrmann Policy Regarding the Disclosure of Company Information, clause 8.
(51)	Dutch Corporate Governance Code, best practice provision IV.3.6.

13.4         The admittance to the meeting of persons other than the Executive Board members and the Company Secretary or his deputy shall be decided by majority vote of the Executive Board members present and represented at the meeting.

13.5         The Company Secretary or any other person designated for such purpose by the chairman of the meeting shall draw up the minutes of the meeting. The minutes shall contain a summary of the meeting and an overview of the resolutions taken at the meeting. The minutes shall be adopted by the Executive Board at the same meeting, or the next meeting.

14.          Decision-making within the Executive Board

14.1         The Executive Board members shall endeavour to achieve that resolutions are, as much as possible, adopted unanimously.

14.2         Each Executive Board member has the right to cast one vote.

14.3         Where unanimity cannot be reached and the law, the Company’s articles of association or these By-Laws do not prescribe a larger majority, all resolutions of the Executive Board are adopted by an absolute majority of the votes cast. In the event of a tie, the CEO shall have the deciding vote. At a meeting, the Executive Board may only pass resolutions if the majority of the Executive Board members then in office are present or represented.

14.4         In general, resolutions of the Executive Board shall be adopted at an Executive Board meeting.

14.5         The Executive Board shall not pass resolutions relating to the area of expertise of a particular Executive Board member in the absence of that Executive Board member.

14.6         Executive Board resolutions may also be adopted in writing, provided the proposal concerned is submitted to all Executive Board members then in office and none of them objects to this form of adoption. Adoption of resolutions in writing shall be effected by statements in writing from all the Executive Board members. A statement from an Executive Board member who wishes to abstain from voting on a particular resolution which is adopted in writing must reflect the fact that he does not object to this form of adoption.

14.7         The Executive Board may deviate from the provisions of clauses 14.3 (last sentence), 14.4, 14.5 and 14.6 if this is deemed necessary by the CEO, considering the urgent nature and other circumstances of the case, provided that all Executive Board members are allowed the opportunity to participate in the decision-making process. The CEO and the Company Secretary shall then prepare a report on a resolution so adopted that is not in writing, which shall be added to the documents for the next meeting of the Executive Board.

14.8         A resolution adopted by the Executive Board may be evidenced outside the Company through a statement from the CEO and/or the Company Secretary.

CHAPTER IV
OTHER PROVISIONS

15.          Conflicts of Interests of Executive Board Members

15.1         An Executive Board member shall not:

(a)	enter into competition with the Company;

(b)	demand or accept (substantial) gifts from the Company for himself or for his spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree;

(c)	provide unjustified advantages to third parties to the detriment of the Company; or

(d)

take advantage of business opportunities to which the Company is entitled for himself or for his spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree.(52)

15.2         An Executive Board member shall immediately report any conflict of interest or potential conflict of interest that is of material significance to the Company and/or to him, to the Chairman of the Supervisory Board and to the other Executive Board members and shall provide all relevant information, including information concerning his spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. The Chairman of the Supervisory Board shall decide whether a conflict of interest exists.(53)

15.3         A conflict of interest exists, in any event, if the Company intends to enter into a transaction with a legal entity: (i) in which an Executive Board member personally has a material financial interest; (ii) which has an executive board member who has a relationship under family law with an Executive Board member;(54) or (iii) in which an Executive Board member has a managerial or supervisory position.(55)

15.4         An Executive Board member shall not take part in any discussion or decision-making that involves a subject or transaction in relation to which he has a conflict of interest with the Company.(56)

15.5         All transactions in which there are conflicts of interest with Executive Board members shall be agreed on terms that are customary for arm’s-length transactions in the branch of business in which the Company and its Subsidiaries operate. Decisions to enter into transactions in which there are conflicts of interest with Executive Board members that are of material significance to the Company and/or the relevant Executive Board members require the approval of the Supervisory Board. The Supervisory Board may delegate the power to approve such transactions to one or more Supervisory Board members. Such transactions shall be published in the Annual Report, together with a statement that a conflict of interest

(52)   Dutch Corporate Governance Code, best practice provision II.3.1.

(53)   Dutch Corporate Governance Code, best practice provision II.3.2.

(54)   A relationship under family law exists between a child, its parents and their blood relatives (Section 1:197, Dutch Civil Code).

(55)   Dutch Corporate Governance Code, best practice provision II.3.2 (continued).

(56)   Dutch Corporate Governance Code, best practice provision II.3.3.

exists and a declaration that the provisions of clauses 15.2 through 15.5 of these By-Laws have been complied with.(57)

16.           Remuneration of Executive Board Members

The remuneration and contractual terms of employment of Executive Board members shall be determined by the Supervisory Board in accordance with article 19.2 of the Company’s articles of association and clause 12 of the By-Laws of the Supervisory Board, within the scope of the remuneration policy adopted by the General Meeting of Shareholders.

17.           Outside Positions

17.1         An Executive Board member may not be a member of the supervisory board of more than two companies. An Executive Board member may not concurrently serve as chairman of the supervisory board of a company. Membership of the supervisory board of affiliates of the Company does not count for this purpose.(58)

17.2         The acceptance by an Executive Board member of membership of the supervisory board of a company requires the approval of the Supervisory Board. Other important positions held by an Executive Board member must be notified to the Supervisory Board.(59)

17.3         Executive Board members shall not without prior permission of the CEO following consultation with the Chairman of the Supervisory Board or, in the case of the CEO, prior permission of the Chairman of the Supervisory Board, accept:

(a)           any other remunerated position, including in an advisory or supervisory capacity; or

(b)           any non-remunerated position with third parties, with the exception of positions with local sports clubs, social clubs, charitable institutions and schools.

18.          Holding and Trading Securities

18.1         Any shareholding in the Company by Executive Board members is for the purpose of longterm investment.(60)

18.2         Executive Board members are bound to the Buhrmann Insider Trading Rules regarding securities of the Company and other securities referred to in the Buhrmann Insider Trading Rules.

18.3         The ownership of and transactions with securities by Executive Board and Supervisory Board members other than as referred to in the Buhrmann Insider Trading Rules is governed by

(57)   Dutch Corporate Governance Code, best practice provision II.3.4.

(58)   Dutch Corporate Governance Code, best practice provision II.1.7.

(59)   Dutch Corporate Governance Code, best practice provision II.1.7.

(60)   Dutch Corporate Governance Code, Principle II.2.

regulations set by the Supervisory Board. These regulations are posted on the Company’s website.(61)

19.          Confidentiality

No Executive Board member shall, during his membership of the Executive Board or afterwards, disclose in any way whatsoever to anyone whomsoever any information of a confidential nature regarding the business of the Company and/or companies in which it holds a stake, that came to his knowledge in the capacity of his work for the Company and which he knows or should know to be of a confidential nature, unless required by law. An Executive Board member is allowed to disclose the above information to Executive Board members and Supervisory Board members as well as to staff members of the Company and companies in which the Company holds a stake, who, in view of their activities for the Company and/or companies in which the Company holds a stake, should be informed of the information concerned. An Executive Board member shall not in any way whatsoever utilise the information referred to above for his personal benefit.

20.           Miscellaneous

20.1         Acceptance by Executive Board members. Anyone who is appointed as an Executive Board member must, upon assuming office, declare in writing to the Company that he accepts and agrees to the contents of these By-Laws and pledge to the Company that he will comply with the provisions of these By-Laws.

20.2         Amendment. These By-Laws may be amended by the Executive Board at any time and without any notification being made, subject only to prior Supervisory Board approval.

20.3         Interpretation. In the event of lack of clarity or difference of opinion on the interpretation of any provision of these
By-Laws, the opinion of the Chairman of the Supervisory Board shall be decisive.

20.4         Governing law and jurisdiction. These By-Laws are governed by the laws of the Netherlands. The courts of the Netherlands have exclusive jurisdiction to settle any dispute arising from or in connection with these By-Laws (including any dispute regarding the existence, validity or termination of these By-Laws).

20.5         Complementarity to Dutch law and articles of association. These By-Laws are complementary to the provisions governing the Executive Board as contained in Dutch law, other applicable Dutch, EU or foreign regulations and the Company’s articles of association. Where these By-Laws are inconsistent with Dutch law, other applicable Dutch, EU or foreign rules and regulations or the Company’s articles of association, the latter shall prevail. Where these By-Laws are consistent with the Company’s articles of association but inconsistent with Dutch law or other applicable Dutch, EU or foreign rules and regulations, the latter shall prevail.

(61)   Dutch Corporate Governance Code, best practice provision II.2.6. Clauses 18.2 and 18.3 of these By-Laws assume the existence of two separate sets of regulations, with the 18.3-regulations applying only to Executive Board members and Supervisory Board members, while the 18.2 regulations also apply to other “insiders”. As an alternative, two separate sets can be produced: one for Executive Board members and Supervisory Board members, and the other for other “insiders”.

20.6         Partial invalidity. If one or more provisions of these By-Laws are or become invalid, this shall not affect the validity of the remaining provisions. The Executive Board, subject to prior approval of the Supervisory Board, may replace the invalid provisions by provisions which are valid and the effect of which, given the contents and purpose of these By-Laws is, to the greatest extent possible, similar to that of the invalid provisions.

*              *              *              *              *

ANNEX 1

LIST OF DEFINITIONS

1.             In the By-Laws of the Executive Board and the Supervisory Board, the following terms have the following meanings:

affiliated company has the meaning attributed to it in Section 1 of the Disclosure of Major Holdings in Listed Companies Act 1996 (Wet melding zeggenschap in ter beurze genoteerde vennootschappen 1996).

Annual Accounts means the annual accounts of the Company as referred to in Section 2:101 of the Dutch Civil Code.

Annual Report means the annual report of the Company drawn up by the Executive Board, as referred to in Section 2:101 of the Dutch Civil Code.

Audit Committee means the Committee designated as such in clause 5 of the By-Laws of the Supervisory Board.

Buhrmann Insider Trading Rules means the insider trading rules of the Company regarding securities of the Company and other securities referred to in these insider trading rules.

By-Laws means the By-Laws of the Executive Board or the By-Laws of the Supervisory Board, depending on the context, including the annexes belonging thereto.

CEO means the Chief Executive Officer of the Company.

CFO means the Chief Financial Officer of the Company.

CNCG Committee means the Compensation, Nominating and Corporate Governance Committee, designated as such in clause 5 of the By-Laws of the Supervisory Board.

Committee means, as regards the Supervisory Board, each committee of the Supervisory Board as referred to in clause 5 of the By-Laws of the Supervisory Board.

Company means Buhrmann N.V., and, where appropriate, the subsidiaries and possible other group companies of the Company, whose financial information is incorporated in the consolidated annual accounts of the Company.

Company Secretary means the officer of the Company who operates as the secretary of the Company and as secretary of the Executive Board and Supervisory Board and who is appointed and may be dismissed by the Executive Board subject to the approval of the Supervisory Board.

Disclosure Committee means the disclosure committee appointed by the Executive Board, as referred to in clause 7.2 of the By-Laws of the Executive Board.

Executive Board means the Executive Board of the Company.

External Auditor means the accounting and auditing firm that, in accordance with Section 2:393 of the Dutch Civil Code, is charged with the audit of the annual accounts of the Company.

Form 20-F means an annual report on Form 20-F under the US Exchange Act.

General Meeting of Shareholders means the general meeting of shareholders of the Company.

group company has the meaning attributed to it in Section 2:24b of the Dutch Civil Code.

in writing means by letter, by telecopier, by e-mail, or by message which is transmitted via any other current means of communication and which can be received in written form.

Remuneration Report means the remuneration report of the Supervisory Board regarding the remuneration policy of the Company as drawn up by the Compensation, Nominating and Corporate Governance Committee of the Supervisory Board.

Strategic Plan means the strategic policy and business plan of the Company designed to achieve its operational and financial objectives as established pursuant to the provisions of the relevant By-Laws of the Executive Board.

Subsidiary has the meaning attributed to it in Section 2:24a of the Dutch Civil Code.

Supervisory Board means the supervisory board of the Company.

Supervisory Board Profile means the profile for the size and composition of the Supervisory Board, as designated in clause 1.1 of the By-Laws of the Supervisory Board.

Supervisory Board Report means the report of the Supervisory Board to be included in the Annual Report, as designated in clause 9.2 of the By-Laws of the Supervisory Board.

Works Council means the works council of the Company.

2.             Save where the context dictates otherwise, in the By-Laws of the Executive Board and the Supervisory Board:

(a)	words and expressions expressed in the singular form also include the plural form, and vice versa;

(b)	words and expressions expressed in the masculine form also include the feminine form; and

(c)	a reference to a statutory provision counts as a reference to this statutory provision including all amendments, additions and replacing legislation that may apply from time to time.

3.             Headings of articles and other headings in the By-Laws of the Executive Board and the Supervisory Board are inserted for ease of reference and do not form part of the By-Laws concerned for the purpose of interpretation.

ANNEX 2

LIST OF INFORMATION TO BE INCLUDED IN THE ANNUAL REPORT

II.1.2 CG Code

The broad outline of: (i) the operational and financial objectives of the Company, (ii) the strategy designed to achieve the objectives and (iii) the parameters to be applied in relation to the strategy.(62)

II.1.4 CG Code

A statement from the Executive Board that the internal risk management and control systems are adequate and effective and report on the operation of the internal risk management and control system during the year under review.(63)

II.1.5 CG Code	A report on the sensitivity of the results of the Company to the relevant external factors and variables.(64)

II.3.4 CG Code	Publication of all transactions in which there are conflicts of interest with Executive Board members that are of material significance to the Company and/or the Executive Board members concerned.(65)

III.6.3 CG Code

Publication of all transactions in which there are conflicts of interest with Supervisory Board members that are of material significance to the Company and/or the Supervisory Board members concerned.(66)

III.6.4 CG Code	Publication of all transactions between the Company and legal or natural persons who hold at least ten percent of the number of votes to be cast in the Company.(67)

IV.3.9 CG Code	A survey of all existing or potential anti-takeover measures and also an indication of the circumstances in which it is expected that these measures may be used.

I.1 CG Code

In a separate chapter: the broad outline of the corporate governance structure of the Company, partly by reference to the principles mentioned in the Dutch Corporate Governance Code, indicating expressly to what extent it applies the best practice provisions in the Dutch Corporate Governance Code and, in the event of non- appliance, why, and to what extent, it does not apply it.(68)

Rules 1 3a-15/ 15d/15 under the US Exchange Act of 1934	The Executive Board’s evaluations of the Company’s internal control over financial reporting and disclosure controls and procedures.

(62)   Executive Board By-Laws, clause 6.1.

(63)   Executive Board By-Laws, clause 7.5.

(64)   Executive By-Laws, clause 7.6.

(65)   Executive Board By-Laws, clause 15.5.

(66)   Supervisory Board By-Laws, clause 19.4.

(67)   Executive Board By-Laws, clause 5.8.

(68)   Executive Board By-Laws, clause 7.7.

NOTES TO THE ANNUAL ACCOUNTS

II.2 (2nd Principle)

CG Code	The information prescribed by law on the level and structure of the remuneration of the individual members of the Executive Board.

II.2.14 CG Code

In addition to the information to be included pursuant to Section 2:383d of the Dutch Civil Code, a statement of the value of the options granted to the Executive Board members and the employees and an indication of how this value is determined.

III.7 CG Code	The information prescribed by law on the level and structure of the remuneration of the individual members of the Supervisory Board.

-0-0-0-0-0-0-

ANNEX 3

LIST OF ITEMS TO BE PLACED ON THE COMPANY’S WEBSITE

II.1.3 CG Code	A code of conduct (the “Buhrmann Business Principles and Code of Ethics”).(69)

II.1.6 CG Code	Whistleblower Policy (included in the Buhrmann Business Principles and Code of Ethics) (70)

II.2.13 CG Code	The Remuneration Report of the Supervisory Board.(71) III.1.1. CG Code By-Laws of the Supervisory Board and all annexes thereto.(72)

III.3.1 CG Code	Supervisory Board Profile.(73)

III.3.6 CG Code	Rotation Plan of the Supervisory Board.(74)

III.5.1 CG Code	Charters and composition of the Committees.(75)

III.7.3 CG Code	Regulations concerning ownership of and transactions in securities by Executive Board members and Supervisory Board members.(76)

IV.3.1 CG Code

Announcement in advance of meetings with analysts, presentations to analysts, presentations to (institutional) investors and press conferences as well as publications of the relevant presentations after these meetings.(77)

IV.3.6 CG Code

The Company shall place and update all information which it is required to publish or deposit pursuant to the provisions of company law and securities law and regulation applicable to it, on a separate part of the Company’s website – which means separate of the commercial information on the Company – that is recognisable as such.(78)

(69)   Executive Board By-Laws, clause 6.2(b).

(70)   Executive Board By-Laws, clause 5.7.

(71)   Supervisory Board By-Laws, clause 12.1.

(72)   Supervisory Board By-Laws, clause 0.3.

(73)   Supervisory Board By-Laws, clause 1.1.

(74)   Supervisory Board By-Laws, clause 2.5.

(75)   Supervisory Board By-Laws, clause 5.4.

(76)   Executive Board By-Laws, clause 18.3; Supervisory Board By-Laws, clause 23.3.

(77)   Executive Board By-Laws, clause 11.2.

(78)   Executive Board By-Laws, clause 12.

IV.3.7 CG Code     Shareholders circulars drawn up by the Company.(79)

The By-Laws of the Executive Board and all annexes thereto.(80)

Rotation plan for Executive Board members.(81)

Essential elements of contract with Executive Board member, immediately upon conclusion thereof.(82)

Reports of General Meetings of Shareholders.(83)

-0-0-0-0-0-0-

(79)   Executive Board By-Laws, clause 10.3.

(80)   Executive Board By-Laws, clause 0.3.

(81)   Once available, see Executive Board By-Laws, clause 1.3.

(82)   Supervisory Board By-Laws, clause 12.4.

(83)   Supervisory Board By-Laws, clause 13.8.